Exhibit 99.2

PRESS RELEASE

Biogas in France: TotalEnergies commissions BioBéarn,
the country’s largest anaerobic digestion unit

Paris, January 12, 2023 – TotalEnergies has launched its eighteenth biogas production unit1 in France, which will be the largest in the country with a maximum capacity of 160 gigawatt hours (GWh).

Named BioBéarn and located in Mourenx in the south-west of France, this new unit, fed with organic waste, has begun feeding its first cubic meters of biomethane – a renewable, decarbonized and locally produced gas – into the natural gas transmission network operated by Téréga. It will produce 69 GWh in 2023 and then ramp up progressively to keep pace with the rapidly growing demand for biogas.

The project, which illustrates TotalEnergies' commitment to promoting the circular economy, will convert 220,000 metric tons of organic waste into 200,000 metric tons per year of digestate, a natural fertilizer, and 160 GWh of biomethane, equivalent to the average annual consumption of 32,000 people. BioBéarn will enable the Lacq basin, a historical gas area, to pursue a local and sustainable growth, this new unit allowing to avoid the emission of 32 000 tons of CO2 per year.

The development of BioBéarn began in 2016 and involved all local stakeholders, including over 200 from farming and the food industry, the local community and elected officials, allowing the project to adapt to the needs and potential of the territory.

“TotalEnergies is proud to commission France's largest biogas unit and would like to thank all project stakeholders for their support. This new plant is part of TotalEnergies' commitment to promote biogas, a clean gas that strengthens the country's energy sovereignty and the development of the circular economy. This project allows TotalEnergies to increase its production capacity to 700 GWh in biogas and is a new step in the objective to reach 20 TWh by 2030," declared Olivier Guerrini, Vice President, Biogas Business Unit, TotalEnergies.

BioBéarn key figures

•	160 GWh biomethane production capacity, equivalent to the average annual needs of 32,000 people, and covering all uses of natural gas

•	Over 220,000 tons/year of organic waste: residues from local farming activities and agri-food industry.

•	Almost 200,000 tons/year of digestate, a natural, hygienized fertilizer, that will be sprayed on farmland within 50 km of the unit, saving almost 5,000 tons of chemical fertilizer.

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1 Including seven anaerobic digestion sites producing biomethane for injection into the gas network and eleven biogas production units supplying electricity and heat via Combined Heat & Power process.

TotalEnergies and Biogas

TotalEnergies is the segment leader in France, with now close to 700 GWh of biogas production capacity and aims to become a major player internationally by partnering with market leaders such as Clean Energy in the United States and Adani in India. The Company is active across the entire value chain, from project development to marketing of this renewable gas and its by-products (biofertilizers, bioCO2). It aims to produce at least 20 TWh per year by 2030 – equivalent to the annual consumption of four million French consumers and a reduction in CO2 emissions of four million tons.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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